As filed with the Securities and Exchange Commission on July 17, 2017

Investment Company Act File No. 811-23069

United States
Securities and Exchange Commission
 Washington, D.C. 20549
_________________

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

The Cushing® MLP Infrastructure Master Fund
(Name of Issuer)

The Cushing® MLP Infrastructure Master Fund
(Name of Person Filing Statement)

Common Units
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)
_________________
Jerry V. Swank
Cushing® Asset Management, LP
8117 Preston Road, Suite 440
 Dallas, Texas 75225
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Philip H. Harris, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Calculation of Filing Fee:
Transaction Valuation	Amount of Filing Fee
$15,564,218(a)	$1,803.89(b)
(a)
Calculated at the estimated aggregate maximum purchase price to be paid for Common Units in the offer, based on the net asset value per Common Unit, as of June 30, 2017, the most recently determined net asset value prior to the commencement of the Offer.

(b) Calculated at $115.90 per $1,000,000 of the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable Filing Party: Not Applicable
Form or Registration No.: Not Applicable Date Filed: Not Applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 1.       Summary Term Sheet
Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.
Item 2.       Subject Company Information
(a)         The name of the issuer is The Cushing® MLP Infrastructure Master Fund, a non-diversified closed-end management investment company, organized as a Delaware statutory trust (the “Fund”). The principal executive offices of the Fund are located at 8117 Preston Road, Suite 440, Dallas, Texas 75225. The telephone number of the Fund is (214) 692-6334.
(b)         The title of the securities being sought is common units of beneficial interest (“Common Units”). As of June 30, 2017, there were 52,178 Common Units issued and outstanding.
(c)         The Common Units are not currently traded on an established secondary trading market.
Item 3.       Identity and Background of Filing Person
(a)         The name of the filing person is The Cushing® MLP Infrastructure Master Fund, which is the subject company. The principal executive offices of the Fund are located at 8117 Preston Road, Suite 440, Dallas, Texas 75225. The telephone number of the Fund is (214) 692-6334. The Fund’s trustees are Brian R. Bruce, Brenda A. Cline, Ronald P. Trout and Jerry V. Swank. The business address of each trustee is c/o The Cushing® MLP Infrastructure Master Fund, 8117 Preston Road, Suite 440, Dallas, Texas 75225.  The Fund is a “master” fund in what is commonly referred to as a “master/feeder” structure. Each of The Cushing® MLP Infrastructure Fund I (formerly, The Cushing® MLP Infrastructure Fund) and The Cushing® MLP Infrastructure Fund II (each a “Feeder Fund”) is a “feeder fund” that invests substantially all of its investable assets in the Fund.
Item 4.       Terms of the Transaction
(a)(1)      (i)        The Fund is offering to purchase (the “Offer”) of up to 40% of the Fund’s outstanding Common Units.
               (ii)       Holders of Common Units (“Unitholders”) that desire to tender Common Units for purchase must do so by 5:00 p.m., Central time, on August 15, 2017 (the “Expiration Date”). Promptly after the Expiration Date, each Unitholder whose Common Units (or portion of them) have been accepted for repurchase will be issued and will be bound by the terms of a repurchase instrument (the “Repurchase Instrument”) reflecting the Fund’s agreement to pay the Unitholder an amount equal to the net asset value (“NAV”), determined as of the Valuation Date (as defined below), of the repurchased Common Units (the “Payment Amount”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 17, 2017 (the “Offer to Purchase”).
The Repurchase Instrument will be non-interest bearing, non-transferable and non-negotiable. Once issued a Repurchase Instrument, an investor will no longer be a Unitholder of the Fund under applicable state law and will not have the rights of a Unitholder, including without limitation voting rights. However, until the Valuation Date an investor will continue to be treated as a partner in the Fund for U.S. federal income tax purposes and to have the rights that a Unitholder would have to inspect the books and records of the Fund and to receive financial and other reports relating to the Fund. A Unitholder who is issued a Repurchase Instrument is referred to herein as a “Payee.” The Repurchase Instrument will be held by U.S. Bancorp Fund Services, LLC, the Fund’s administrator, as escrow agent, on behalf of the Payee.

Each Payee will be entitled to receive the Payment Amount, equal to the NAV, determined as of September 29, 2017 (the “Valuation Date”), of the repurchased Common Units. Payment in respect of the Repurchase Instrument will be made within 14 days after the Valuation Date. Payment in respect of the Repurchase Instrument may be made in one or more installments. The Repurchase Instrument may be prepaid, without premium, penalty or notice, at any time on or after the Valuation Date.
Copies of the Offer to Purchase, the related Letter of Transmittal and a form of the Repurchase Instrument are attached hereto as Exhibit (a)(1)(i), Exhibit (a)(1)(ii) and Exhibit (a)(1)(vi), respectively. Reference is hereby made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Repurchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.
(iii)         The Offer is scheduled to expire on August 15, 2017, unless extended.
(iv)         Not applicable.
(v)          The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Unitholders of such extension. Reference is hereby made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.
(vi)         Unitholders may withdraw the tender of Common Units at any time before 5:00 p.m., Central time, on August 15, 2017. Unitholders also have the right to withdraw the tender of Common Units at any time after September 15, 2017, to the extent the Common Units have not yet been accepted for purchase.
(vii)        Reference is hereby made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.
(viii)       Reference is hereby made to Section 2 “Procedure for Tendering Units” of the Offer to Purchase, which is incorporated herein by reference.
(ix)          Reference is hereby made to the Cover Page and Section 6 “Repurchases and Payments” of the Offer to Purchase, which are incorporated herein by reference.
(x)           Reference is hereby made to Section 9 “Material U.S. Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.
(xi)          Reference is hereby made to Section 2 “Procedure for Tenders” and Section 9 “Material U.S. Federal Income Tax Consequences” of the Offer to Purchase, which are incorporated herein by reference.
(xii)         Reference is hereby made to Section 9 “Material U.S. Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.
(a)(2)     Not applicable.
(b)         To the Fund’s knowledge, no executive officer, trustee, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Common Units of any executive officer, trustee or other affiliate of the Fund pursuant to the Offer.

Item 5.       Past Contracts, Transactions, Negotiations and Agreements.
(a)-(d)    Not applicable.
(e)         The Fund’s registration statement (the “Registration Statement”) on Form N-2 under the Investment Company Act of 1940 (the “1940 Act”) and the Fund’s Agreement and Declaration of Trust provide that the Fund’s board of trustees (the “Board”) has the discretion to determine whether the Fund will purchase Common Units from Unitholders from time to time pursuant to written tenders. The Registration Statement also states that the Adviser expects that it will recommend to the Board that the Fund offer to purchase Units from Unitholders quarterly.
Pursuant to the by-laws of each Feeder Fund, whenever a Feeder Fund as an investor in the Fund is requested to vote on matters pertaining to the Fund, the Feeder Fund will seek voting instructions from the Feeder Fund’s unitholders and will vote the Feeder Fund’s interest in the Fund in accordance with such instructions.
Apart from facts set forth above, the Fund does not know of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund, any of the Fund’s executive officers or trustees, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund, and any person with respect to any securities of the Fund (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).
Item 6.       Purposes of the Transaction and Plans and Proposals.
(a)         Reference is hereby made in Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.
(b)         Reference is hereby made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.
(c)         Reference is hereby made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. The Fund is currently engaged in a continuous private offering of the Common Units. The Fund does not have any plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) a purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present Board or management of the Fund, including but not limited to, any plans or proposal to change the number or the term of trustees or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the 1940 Act; (6) any class of equity securities of the Fund to be de-listed from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (7) any class of equity securities of the Fund becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the “1934 Act”); (8) the suspension of the Fund’s obligation to file reports under Section 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund or the disposition of securities of the Fund other than as set forth in the Fund’s Registration Statement; or (10) any changes in the Fund’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund.

Item 7.       Source and Amount of Funds or Other Considerations.
(a)         Reference is hereby made to Section 6 “Repurchases and Payments” of the Offer to Purchase, which is incorporated herein by reference.
(b)         Reference is hereby made to Section 6 “Repurchases and Payments” of the Offer to Purchase, which is incorporated herein by reference.
(d)         Not applicable.
Item 8.       Interest in Securities of the Subject Company
(a)          Based on the Common Units outstanding as of June 30, 2017, the following persons (the named individuals are the Fund’s trustees and officers) own the number of Common Units set forth below:
Number of Common Units
The Cushing® MLP Infrastructure Fund I(1)	52,060
The Cushing® MLP Infrastructure Fund II(1)	118
Jerry V. Swank	0
Brian R. Bruce	0
Brenda A. Cline	0
Ronald P. Trout	0
John H. Alban(2)	0
Barry Y. Greenberg	0
Elizabeth F. Toudouze	0
John M. Musgrave	0
(1)	The Funds are each a “feeder fund” that invests substantially all of its investable assets in the Fund. Currently, the Feeder Funds hold all of the outstanding Common Units of the Fund.

Other than as listed above, no trustee or officer of the Fund and no person controlling the Fund or the investment adviser nor any associate or majority-owned subsidiary of such person owns (directly or indirectly) Common Units of the Fund. Unless otherwise noted, addresses for each of the persons listed above is 8117 Preston Road, Suite 440, Dallas, Texas 75225.
(b)         Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Except as set forth in Section 8, based upon the Fund’s records and upon information provided to the Fund by its Trustees and executive officers, there have not been any transactions involving the Common Units that were effected during the past 60 business days by the Fund, or to the best of the Fund’s knowledge, The Master Fund or any executive officer or trustee of the Fund or the Master Fund, any person controlling the Fund or the Master Fund,, any executive officer or director of any corporation ultimately in control of the Fund  or the Master Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary, except in connection with the Fund’s issuance and sale of Common Units in private placement transactions that do not involve any “public offering” within the meaning of Section 4(2) of the Securities Act of 1933 and the quarterly tender offers conducted by the Fund and the Master Fund.

Item 9.       Persons/Assets Retained, Employed, Compensated or Used.
(a)          No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer to Purchase.
Item 10.     Financial Statements
(a)(1)     Not applicable.
(a)(2)     The Fund is not required to and does not file quarterly unaudited financial statements under the 1934 Act.
(a)(3)     Not applicable.
(a)(4)     Net asset value per Common Unit as of June 30, 2017: $745.73.
(b)         The Fund’s assets will be reduced by the dollar amount of the tendered Common Units that are repurchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have information regarding earnings or book value per Common Unit.
Item 11.     Additional Information
(a)(1)     None.
(a)(2)     None.
(a)(3)     Not Applicable.
(a)(4)     Not Applicable.
(a)(5)     None.
(b)         The Offer to Purchase, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety.
Item 12.     Exhibits
Exhibit No.	Document
(a)(1)(i)	Offer to Purchase, dated July 17, 2017.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Withdrawal.
(a)(1)(iv)	Form of Repurchase Instrument.
(a)(2)	None.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	None.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

Item 13.     Information Required by Schedule 13E-3
Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
THE CUSHING® MLP INFRASTRUCTURE MASTER FUND

By:	/s/ Jerry V. Swank
	Name:	Jerry V. Swank
	Title:	Chairman and Chief Executive Officer

July 17, 2017

Exhibit Index

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase, dated July 17, 2017.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Withdrawal.
(a)(1)(iv)	Form of Repurchase Instrument.